Exhibit 99.1

FOR IMMEDIATE RELEASE:

Gazit Brasil Acquires 70% of One of The Largest and Most Dominant
Shopping Malls in Sao Paulo for R$937M (approx. USD 281M)

TEL-AVIV, ISRAEL; SAO PAULO, BRAZIL December 28, 2017 - Gazit-Globe (NYSE; TSX; TASE: GZT), a global owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties located in urban growth markets, announced today that its wholly owned subsidiary, Gazit Brasil, has entered into a binding agreement to acquire 70% of Internacional Shopping, a 77,000 sqm shopping mall in the northern part of metropolitan Sao Paulo, for R$937M (approximately USD 281M), excluding closing costs. The all-cash deal is expected to close in the later part of first quarter 2018, and will be funded by recent dispositions including gains on sales of assets, retained free cash flow and other sources of Company capital.

Opened in November 1998, Internacional Shopping is amongst the top ranking malls in Brazil and one of the largest, most dominant and established shopping malls in the Sao Paulo metropolitan area. Strategically located between the busiest international airport of South America, Guarulhos airport (40M passengers annually) and Sao Paulo city, it is situated along the main Dutra Highway, with access, and visibility of 850,000 cars daily.

The mall, which will be controlled and managed by Gazit Brasil, currently has 77K sqm of GLA situated on 123K sqm of land area with, 4,200 parking spaces and almost 200K sqm of additional building rights. It is currently 98% occupied by 360 tenants, anchored by hypermarket, food operators, entertainment and an array of services and convenience uses, with sales of approx. R$1bn, 30 million visitors and 4 million vehicles annually.

Internacional Shopping, Sao Paulo, Brazil.

GAZIT GLOBE
10 Nisim Aloni St. Tel Aviv 6291924 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazitglobe.com

The announcements this year of the airport's plan to expand and invest approx. R$1.5bn over the next 5 years, and the commitment of the state government to invest R$6.7bn in new metro lines adjacent to the mall that will connect Sao Paulo city to the entire region in the next 2 years is consistent with Gazit Brasil’s focused urban strategy to own irreplaceable assets, highlighted by the Company’s unique portfolio in Sao Paulo, which attract 8 million monthly visitors and generate approx. R$4bn of annual sales.

Mia Stark, Gazit Brasil CEO: “Internacional Shopping is a trophy asset with an exceptional strategic location, density, great visibility and access that has all qualities needed to make it one of the most desirable mixed-use complexes in the region, combining shopping, dining, living, playing and working. Gazit Brasil keeps delivering strong recurring cash flow and great results year-over-year including the gain of approx. a quarter billion Reais, from the recent sale of Extra Itaim and disposal of BR Malls shares, that will be recycled into this exciting acquisition and once again will give us the opportunity to turn another commercial real estate asset into an exciting destination hub.”

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is a global owner developer and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of September 30, 2017 Gazit-Globe owns and operates 130 properties, with a gross leasable area of approximately 2.7 million square meters and a total value of approximately NIS 37.5 billion. In addition, the Company owns 32.6% of First Capital Realty Inc and 10.9% of Regency Centers Corporation.

GAZIT GLOBE
10 Nisim Aloni St. Tel Aviv 6291924 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazitglobe.com

About Gazit Brasil

Gazit Brasil is an urban location-driven retail owner, manager, operator and redeveloper. Wholly-owned subsidiary of Gazit-Globe, the company has become a preeminent force in re-imagining and creating the most relevant retail and mixed-use environments in Sao Paulo, the business capital of Latin America.

With the closing of this transaction, Gazit Brasil owns and operates 9 income producing properties with a gross leasable area of approximately 180,000 square meters and a total value of about R$2.7B (approximately USD$820M).

FOR ADDITIONAL INFORMATION

Investors Contact: IR@gazitgroup.com, Media Contact: Press@gazitgroup.com

GAZIT GLOBE
10 Nisim Aloni St. Tel Aviv 6291924 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazitglobe.com